
07006663

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 19348 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING February 1, 2006 (MM/DD/YY) AND ENDING January 31, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: O'Brien & Shepard, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Montgomery Street
(No. and Street)

Jersey City, (City) NJ (State) 07302 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 3 0 2007
WASH, D.C.
185
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Flaster (201) 435-3333 (Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPA's P.C.
(Name - *if individual, state last, first, middle name*)

120 Broadway (Address) New York (City) NY (State) 10271 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Jeffrey Flaster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of O'Brien & Shepard, Inc., as of January 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 21st day of MAR 2007

MICHAEL E. TOMMASINO
ID # 2323830
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 1/11/2010

Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Member AICPA Division for Firms,
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

**TODMAN & CO.,** CPAS, P.C.

*Certified Public Accountants and Business Consultants*
An Affiliate of TRIEN ROSENBERG

**120 Broadway**
**New York, NY 10271**
**TEL. (212) 962-5930**
**FAX (212) 385-0215**

## INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
**O'Brien & Shepard, Inc.**
661 Palisades Avenue
Englewood Cliffs, NJ 07632

We have audited the accompanying statement of financial condition of O'Brien & Shepard, Inc. as of January 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations and has a deficit in stockholders' equity. However, the Company has extended its subordinated loan from a stockholder of $150,000 to mature on March 31, 2010 to meet its regulatory capital requirements (see Note 4). The Company's ability to continue as a going concern is dependent on the stockholder's intent not to withdraw its subordinated loan prior to maturity. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of O'Brien & Shepard, Inc. as of January 31, 2007, in conformity with U.S. generally accepted accounting principles.

Todman & Co., CPA's PC

**New York, New York**
**March 28, 2007**

**O'BRIEN & SHEPARD, INC.**
STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2007

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 76,816 |
| Receivable from brokers | | 594,000 |
| Property and equipment, less accumulated depreciation and amortization of $ 368,294 | | 487 |
| Other assets | | 25,427 |
| Total assets | $ | 696,730 |

## LIABILITIES, SUBORDINATED LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Accrued expenses and accounts payable | $ | 29,800 |
| Securities sold, not yet purchased | | 543,594 |
| Total liabilities | | 573,394 |
| Liabilities subordinated to claims of general creditors | | |
| Subordinated loan | | 150,000 |
| Commitments | | |
| Stockholders' equity | | |
| Common stock - no par value, voting | | |
| Authorized: 2,500 shares | | |
| Issued and outstanding: 225 shares | | 75,000 |
| Common stock - no par value, non-voting | | |
| Authorized: 500 shares | | |
| Issued and outstanding: 25 shares | | 100,000 |
| Accumulated deficit | | (201,664) |
| Total deficit in stockholders' equity | | (26,664) |
| Total liabilities, subordinated liabilities and stockholders' equity | $ | 696,730 |

The accompanying notes are an integral part of these financial statements.

**O'BRIEN & SHEPARD, INC.**
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2007

## Note 1 - Nature of Business and Summary of Significant Accounting Policies

### (a) Nature of Business

O'Brien & Shepard Inc. (the "Company") is a New Jersey corporation formed for the purpose of conducting business as a brokers-broker in municipal securities. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of broker-dealer customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

### (b) Revenue Recognition

Commission revenues and expenses are recorded on a settlement-date basis, generally the third business day after trade date. There is no material difference between the trade and settlement dates.

### (c) Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

### (d) Depreciation and Amortization

Property and equipment are recorded at cost, net of accumulated depreciation and amortization. Equipment is being depreciated using an accelerated method over the estimated useful life of each asset. Leasehold improvements are amortized over the lesser of the estimated economic life or the remaining term of the lease. Depreciation and amortization amounted to $12,000 for the year ended January 31, 2007.

### (e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Note 2 – Securities Sold, But Not Yet Purchased

Securities sold, but not yet purchased consist of Municipal Bonds with a market value of $543,594.

**O'BRIEN & SHEPARD, INC.**
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2007

**Note 3 - Income Taxes**

The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), *Accounting for Income Taxes* which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company has approximately $260,000 of losses and has elected to carryforward these losses for the next 14 years.

**Note 4 - Subordinated Liabilities**

The Company has a subordinated loan from a stockholder for $150,000 which bears interest at 7% per annum which matures on March 31, 2010. The subordination borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

**Note 5 - Lease Commitment**

The Company leases office space under a five-year lease which expires November 30, 2010. Annual rental payments, including utilities, are approximately $40,000 during the term of the lease.

**Note 6 - Net Capital Requirements**

The Company is subject to the SEC's net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At January 31, 2007, the Company had net capital, as computed under the rule, of $41,660, which was $36,660 in excess of the required amount. The Company's net capital ratio was 71.5%.

**Note 7 - Financial Investments with Off-Balance-Sheet Risk**

The Company on a fully-disclosed basis deals with other municipal brokers. Should the counterparties fail to deliver the securities, the Company may be required to purchase identical securities on the open market at prices different from the contract value. The Company monitors the credit standing of each broker with which it conducts business.

**Note 8 - Going Concern - Uncertainty**

The Company incurred net losses during the last three years and, as of January 31, 2007, the Company's liabilities exceeded their total assets by $26,666. The Company's ability to meet its regulatory capital and other regulatory requirements is dependent on the stockholders' renewing the subordinated borrowings that mature and additional capital infusions when needed.

A copy of the Company's statement of financial condition, as at January 31, 2007, pursuant to SEC rule 17a-5, is available for examination at the Company's main office and the regional office at the SEC.

END